As filed with the Securities and Exchange Commission on February 5, 2007


                                            Securities Act File No. 333-133973


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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -------------

                                   FORM N-14

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                      /_/ Pre-Effective Amendment No. __

                      /X/ Post-Effective Amendment No. 1

                       (Check appropriate box or boxes)

                 BLACKROCK MULTI-STATE MUNICIPAL SERIES TRUST
 (Exact Name of Registrant as Specified in Agreement and Declaration of Trust)

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices)
                       Telephone Number: (609) 282-2800
                       (Area Code and Telephone Number)

                              Robert C. Doll, Jr.
                 BlackRock Multi-State Municipal Series Trust
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)


                                 -------------


                                  Copies to:


      Frank P. Bruno, Esq.                  Sarah E. Cogan, Esq.                     Richard T. Prins, Esq.
        Sidley Austin LLP             Simpson Thacher & Bartlett LLP        Skadden, Arps, Slate, Meagher & Flom LLP
       787 Seventh Avenue                  425 Lexington Avenue                          4 Times Square
  New York, New York 10019-6018          New York, New York 10017                New York, New York 10036-6522


No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-133973) (the "N-14 Registration Statement") consists of the following:

     (1)  Facing Sheet of this Registration Statement

     (2)  Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on June 15, 2006 contained in Pre-Effective Amendment No. 1 to the Fund's N-14 Registration Statement.

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of BlackRock New Jersey Tax-Free Income Portfolio, a series of BlackRock Funds, into BlackRock New Jersey Municipal Bond Fund (formerly known as Merrill Lynch New Jersey Municipal Bond Fund), a series of the Registrant.

                                    PART C

                               OTHER INFORMATION

Item 15. Indemnification

     Section 5.3 of the Registrant's Declaration of Trust provides as follows:

     "The Trust shall indemnify each of its Trustees, officers, employees and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any Person under these provisions shall not exclude any other right to which he or she may be lawfully entitled; provided that no Person may satisfy any right in indemnity of reimbursement granted herein or in Section 5.1 or to which he or she may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification."

     Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount which it is ultimately determined that he or she is entitled to receive from the Registrant by reason of indemnification; and (iii)(a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts that the recipient of the advance ultimately will be found entitled to indemnification.

     In Section 9 of each Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify FAM Distributors, Inc. or BlackRock Distributors, Inc., as applicable, and each person, if any, who controls FAM Distributors, Inc. or BlackRock Distributors, Inc. within the meaning of the Securities Act of 1933, as amended ("1933 Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a

Trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.


Exhibit
Number        Description

    1(a)  --   Declaration of Trust of Merrill Lynch Multi-State Municipal Series Trust (the "Trust"), dated August 2,
               1985.(a)

     (b)  --   Amendment to Declaration of Trust, dated September 18, 1987.(b)

     (c)  --   Amendment to Declaration of Trust, dated December 21, 1987.(b)

     (d)  --   Amendment to Declaration of Trust, dated October 3, 1988.(a)

     (e)  --   Amendment to Declaration of Trust, dated October 17, 1994, and instrument establishing Class C and Class
               D shares of beneficial interest.(a)

     (f)  --   Amendment to Declaration of Trust, dated February 27, 2002.(g)

     (g)  --   Instrument establishing Merrill Lynch New Jersey Municipal Bond Fund (the "Fund") as a series of the
               Trust.(a)

     (h)  --   Instrument establishing Class A and Class B shares of beneficial interest of the Fund.(a)

     (i)  --   Establishment and Designation of Classes, dated March 18, 2003.(l)

     (j)  --   Form of Establishment and Designation of Classes.(d)

     (k)  --   Form of Certification of Amendment to Declaration of Trust.(d)

    2     --   Amended and Restated By-Laws of the Trust.(m)

    3     --   Not applicable.

    4     --   Form of Agreement and Plan of Reorganization by and between the Trust, on behalf of the Fund, and
               BlackRock Funds, on behalf of BlackRock New Jersey Tax-Free Income Portfolio (the "BlackRock Fund"), a
               series of BlackRock Funds.(o)

    5     --   Portions of the Declaration of Trust, Certificate of Establishment and Designation and By-Laws of the
               Trust defining the rights of shareholders of the Fund as a series of the Trust.(c)

    6(a)  --   Form of Investment Advisory Agreement between the Trust, on behalf of the Fund, and BlackRock Advisors,
               LLC (the "Manager").(d)

     (b)       Form of Sub-Investment Advisory Agreement between the Manager and BlackRock Investment Management,
               LLC.(d)

    7(a)  --   Form of Unified Distribution Agreement between the Trust, on behalf of the Fund, and FAM Distributors,
               Inc.(j)

     (b)  --   Form of Unified Distribution Agreement between the Trust, on behalf of the Fund, and BlackRock
               Distributors, Inc.(e)

    8     --   None.

    9     --   Form of Custodian Agreement between the Trust and State Street Bank and Trust Company.(f)

   10(a)  --   Form of Unified Investor A Distribution Plan.(j)

     (b)  --   Form of Unified Investor A1 Distribution Plan.(j)

     (c)  --   Form of Unified Investor B Distribution Plan.(j)

     (d)  --   Form of Unified Investor B1 Distribution Plan.(j)

     (e)  --   Form of Unified Investor C Distribution Plan.(j)

     (f)       Form of Unified Investor C1 Distribution Plan.(j)

     (g)       Form of Unified Service Shares Distribution Plan.(k)

     (h)       Select Pricing System Plan pursuant to Rule 18f-3.(e)

   11     --   Opinion of Bingham McCutchen LLP, Massachusetts counsel.(o)


                                                          C-2



   12     --   Tax opinion of Sidley Austin LLP, tax counsel for the Trust, the Fund and the BlackRock Fund.

   13(a)  --   Form of Administrative Services Agreement between the Trust and State Street Bank and Trust Company.(i)

     (b)  --   Unified Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement between the Trust and PFPC, Inc.(j)

     (c)  --   Form of Credit Agreement between the Trust, on behalf of the Fund, a syndicate of banks and certain other parties.(h)

   14(a)  --   Consent of Deloitte & Touche LLP, independent registered public accounting firm for the Fund.(o)

     (b)  --   Consent of Deloitte & Touche LLP, independent registered public accounting firm for the BlackRock
               Fund.(o)

   15     --   None.

   16     --   Power of Attorney.(n)

   17(a)  --   Prospectus and Statement of Additional Information of the Fund, each dated November 28, 2005.(n)

     (b)  --   Prospectus for Investor Shares, Prospectus for Institutional Shares, Prospectus for Service Shares and
               Statement of Additional Information of the BlackRock Fund, each dated January 31, 2006.(n)

     (c)  --   Annual Report to Shareholders of the Fund for the year ended July 31, 2005.(n)

     (d)  --   Semi-Annual Report to Shareholders of the Fund for the six months ended January 31, 2006.(n)

     (e)  --   Annual Report to Shareholders of the BlackRock Fund for the year ended September 30, 2005.(n)

     (f)  --   Form of Proxy.(o)


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(a)  Filed on October 27, 1995 as an Exhibit to Post-Effective Amendment No. 6
     to the Fund's Registration Statement on Form N-1A (File No. 33-35441)
     (the "Registration Statement") under the Securities Act of 1933, as amended.

(b) Incorporated by reference to Exhibits 1(b) and 1(c) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A of Merrill Lynch New York Municipal Bond Fund, a series of the Trust (File No. 2-99473), filed on January 25, 1996.

(c) Reference is made to Article II, Section 2.3 and Articles V, VI, VIII, IX, X and XI of the Trust's Declaration of Trust, as amended, to the Certificates of Establishment and Designation establishing the Fund as a series of the Trust and establishing Class A and Class B shares of beneficial interest of the Fund, filed as Exhibit 1 to the Registration Statement; and to Articles I, V and VI of the Trust's By-Laws, filed as
     Exhibit 2 to the Registration Statement.

(d) Filed on October 2, 2006 as an Exhibit to Post-Effective Amendment No. 39 to the Registration Statement.

(e) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 39 to the Fund's Registration Statement on Form N-1A (File No. 2-99473), filed on October 2, 2006.

(f) Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Maryland Municipal Bond Fund, a series of the Trust (File No. 33-49873), filed on October 30, 2001.

(g) Incorporated by reference to Exhibit 1(f) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A of Merrill Lynch Florida Municipal Bond Fund, a series of the Trust (File No. 333-39555), filed on November 15, 2002.

(h) Incorporated by reference to Exhibit 8(b)(7) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Fundamental Growth Fund, Inc. (File No. 33-47875), filed on December 21, 2006.

(i) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775), filed on March 20, 2001.

(j) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on September 15, 2006.

(k) Incorporated by reference to Exhibit 13(e) to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Large Cap Series Funds, Inc. (File No. 333-89389), filed on September 22, 2006.

(l) Incorporated by reference to Exhibit 1(i) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of Merrill Lynch Florida Municipal Bond Fund, a series of the Trust (File No. 33-39555), filed on November 19, 2003.

(m) Incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A of Merrill Lynch Florida Municipal Bond Fund, a series of the Trust (File No. 33-39555), filed on November 25, 2005.

(n) Previously filed on May 10, 2006 as an Exhibit to the Fund's Registration Statement on Form N-14 (File No. 333-133973).

(o) Previously filed on June 15, 2006 as an Exhibit to the Fund's Registration Statement on Form N-14 (File No. 333-133973).


------------

Item 17. Undertakings.

     (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 5th day of February, 2007.

                                  BLACKROCK MULTI-STATE MUNICIPAL SERIES TRUST
                                      (Registrant)

                                  By:         /s/ Donald C. Burke
                                       ------------------------------------
                                       (Donald C. Burke, Vice President and
                                                    Treasurer)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                          Signature                                       Title                            Date
                                                              -----------------------------         ------------------

                     Robert C. Doll, Jr.*                     President (Principal Executive
          ------------------------------------------              Officer) and Trustee
                    (Robert C. Doll, Jr.)

                       Donald C. Burke*                       Vice President and Treasurer
          ------------------------------------------           (Principal Financial and
                      (Donald C. Burke)                            Accounting Officer)


                      James H. Bodurtha*                      Trustee
          ------------------------------------------
                     (James H. Bodurtha)

                       Kenneth A. Froot*                      Trustee
          ------------------------------------------
                      (Kenneth A. Froot)

                          Joe Grills*                         Trustee
          ------------------------------------------
                         (Joe Grills)

                      Herbert I. London*                      Trustee
          ------------------------------------------
                     (Herbert I. London)

                     Roberta Cooper Ramo*                     Trustee
          ------------------------------------------
                    (Roberta Cooper Ramo)

                    Robert S. Salomon, Jr.*                   Trustee
          ------------------------------------------
                   (Robert S. Salomon, Jr.)

*  By:        /s/ Donald C. Burke                                                                    February 5, 2007
        ------------------------------------------
            (Donald C. Burke, Attorney-in-Fact)


                                EXHIBIT INDEX
Exhibit
Number     Description
-------    -----------

   12 -- Tax opinion of Sidley Austin LLP, counsel for the Trust, the Fund and the BlackRock Fund.